JumpTV

TORONTO
463 King St. W., Suite 300
Toronto, Ontario M5V 1K4
Canada
T: +1.647.426.1300
F: +1.416.849.3700
www.jumptv.com

DUBAI
Dubai Media City
Building #9, Suite 107
Dubai, U.A.E.
T: +971.50.479.1356
F: +971.43.320.0005

NEW YORK
40 Broad St., Suite 500
New York, NY 10004
U.S.A.
T: +1.212.774.3700
F: +1.212.480.8805

October 24, 2007

Office of International Corporate Finance
Mail Stop 3628
100 F Street N.E.
Washington D.C., 20549

Re: JumpTV Inc. - Information Furnished Pursuant to Rule 12g3-2(b)
File No. 82-35095

Dear Sir or Madam:

We submit the following documents on behalf of JumpTV Inc. pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Exchange Act"). We understand that such documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Should you have any questions, please feel free to contact me at (647) 426-1265.

Sincerely,

Jason Reid
Chief Financial Officer

Enclosures

10/30

JumpTV Update

The Company Comments on Recent Performance and Addresses Shareholder Inquiries

TORONTO, June 22, 2007 – JumpTV Inc. (AIM, TSX: JTV), the world's leading broadcaster of ethnic television over the Internet, has received inquiries from shareholders and interested investors about the Company's performance in light of the recent volatility of its stock price.

In response to these inquiries JumpTV chairman and chief executive officer, G. Scott Paterson notes, "We are delighted with the progress we are making in connection with our two-prong revenue strategy of free-to-consumer, ad-supported channels in the United States and the continuation of subscription-supported channels everywhere else in the world."

"We successfully launched our free-to-consumer, ad-supported content offering in the U.S. in conjunction with partnerships with AOL Video and Terra Networks earlier this month. As of today, we have approximately 60 channels available on AOL Video, 30 on Terra US and 100 on www.JumpTV.com offered on a free-to-consumer basis in the United States."

The Company reports that as a result of these partnerships and the launch of free channels on www.JumpTV.com, minutes viewed and stream views have increased significantly since prior to the launch in May 2007. Successful examples include TNH (Haiti), Aaj TV (Pakistan) and Abu Dhabi TV (Pan Arab) that have had growth of 742%, 640% and 547%, respectively, in minutes watched on an average daily basis in the first 3 weeks of June compared to April 2007. The Company believes that this high level of viewer engagement will result in material ad impressions and clearly indicates that users are responding to the new free content and social network offerings.
As previously announced, the Company launched instant chat in May 2007 and is pleased to report that already there are in excess of 20,000 messages hosted per day alongside its live TV streams.

"We continue to add fresh content," commented JumpTV president and chief operating officer, Kaleil Isaza Tuzman, "while pursuing premium sports content and movie libraries."

He continued, "As previously communicated to shareholders, we have been reducing operating costs, and the free-to-consumer, distribution-oriented model in the U.S. has allowed us to cut costs in areas like online marketing."

The Company knows of no material information that would lead investors to make negative conclusions. The Company reiterates that it continues to pursue an acquisition-augmented growth strategy and is currently evaluating several potential acquisition opportunities in this context.

JUMPTV PR / IR Contact:
Lewis Goldberg
KCSA Worldwide
+1-212-896-1216
lgoldberg@kcsa.com

NOMAD:
Canaccord Adams
Chris Bowman
T: +44 (0) 20 7050 6500
Chris.Bowman@CanaccordAdams.com

About JumpTV

Live Television From Around the World -- online, anytime, anywhere.
JumpTV (AIM, TSX: JTV) is the world's leading distributor of live Internet television. With over 290 TV channels from 75+ countries, JumpTV delivers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe to computers, Internet-enabled TV sets, IP set-top-boxes and cell phones with browser access.

Forward-Looking Statements
This news release contains forward-looking statements that involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and readers should not place undue reliance on the forward looking statements. These forward looking statements are made as of the date of this news release, and the Company assumes no obligation to update or revise them to reflect new events or circumstances. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance and achievements that may be expressed or implied by such forward looking statements, including: general economic and market segment conditions, competitor activity, product capability and acceptance, international risk and currency exchange rates and technology changes. More detailed assessment of the risks that could cause actual results to materially differ from current expectations is contained in the "Risk Assessment" section included in the Company's MD&A in respect of the year ended December 31, 2006 posted on www.sedar.com.
###

JumpTV To Stream FIFA World Cup Matches In Canada Through 2014

Partnership with Telelatino Includes Exclusive Internet Broadcast Rights to the World Cup Finals and the Women's World Cup In Spanish, Portuguese and Italian Languages

Toronto, Canada, June 27, 2007- The 2006 FIFA World Cup Championship was among the most watched sporting events in history and offering these games has been the "goal" for many in the online television world for quite some time.

Now through a unique partnership between JumpTV (TSX; AIM: JTV), the world's leading broadcaster of ethnic television over the Internet, and Telelatino, Canada's Latino Superstation, soccer fans throughout Canada will have the ability to watch live all of the FIFA championship tournaments through 2014 on the Internet. Hundreds of matches which will not be available on television in Canada are expected to be streamed live on www.JumpTV.com as part of this relationship. This agreement is subject to the approval of FIFA.

G. Scott Paterson, chairman and chief executive officer of JumpTV, commented, "We are delighted to be able to bring FIFA tournaments from all over the world to Italian, Spanish and Portuguese-speaking Canadians. As we have said in the past, acquiring the IP rights to top-notch sporting events has become a major focus for JumpTV. FIFA tournament football (soccer) is one of the few types of international television content that crosses all national borders and has truly mass appeal. There is no game in the world that inspires more passion than football and no football tournament that garners more attention and viewers than the FIFA World Cup Championships."

Pursuant to the agreement, JumpTV will have the online streaming rights to broadcast all games (approximately 1,200) of FIFA championship tournaments from July 2007 through 2014 with Spanish, Italian and Portuguese voice-overs, throughout Canada. JumpTV plans to stream most of the games on a free-to-consumer basis and expects to generate revenue through advertisements. Telelatino will be the exclusive ad representative for 50% of the advertising inventory available on JumpTV throughout the life of the agreement. JumpTV will retain direct control over the sale of the other 50% of the advertising inventory. The partnership between JumpTV and Telelatino provides for the companies to share revenue based on certain formulas.

JumpTV expects to kick-off streaming of the FIFA tournaments with selected games of the FIFA U-17 World Cup (U-17) in August 2007 which will be hosted in Korea. The U-17 will closely follow the FIFA U-20 World Cup (U-20), being hosted in Canada from June 30, 2007 through July 22, 2007. JumpTV expects to follow up with streaming selected games of the FIFA Women's World Cup 2007 in September, hosted in China.

Paterson continued, "The U-20 is expected to be the biggest soccer event in Canadian history and will undoubtedly spark further passion for the sport while perpetuating the desire to continue to watch all of the FIFA championships that follow. With only a few of the U-17 and Women's World Cup games being broadcast on traditional television in

Canada, we believe this is a unique opportunity for JumpTV to give FIFA fans throughout Canada the ability to follow these games anywhere they have an Internet connection."

Aldo Di Felice, chief executive officer of Telelatino said, "We have been committed to the Italian, Spanish and Portuguese speaking communities in Canada for 23 years through our specialty cable and satellite television network. Our arrangement to broadcast FIFA tournament games on television in those languages is a testament to this commitment. Now, with our exclusive relationship with JumpTV, we can add further value to our viewers by affording them the opportunity to watch world class FIFA football matches online - especially those games that will not be carried on regular TV in Canada."

"We believe that the Canadian soccer audience is very large and underserved," said Kaleil Isaza Tuzman, president and chief operating officer of JumpTV. "By bringing the FIFA tournaments to the Internet in Canada we are convinced that we will draw lots of eyeballs and provide a tremendous opportunity for Canadian advertisers to target soccer fans in a focused fashion."

Isaza Tuzman continued, "Now, regardless of whether you root for Brazil or Italy, you can keep up with what is happening on the football pitch - live - through JumpTV. This is a boon to the millions of people living in Canada who are either emigrants following their home country team or simply avid fans of the 'beautiful game'."

Full Schedule of FIFA Tournaments 2007-2014
2007 FIFA U-17 World Cup (Korea)
2007 FIFA Women's World Cup (China)
2007 FIFA Beach Soccer World Cup
2008 FIFA U-17 Women's World Cup
2008 FIFA U-20 Women's World Cup
2008 FIFA Beach Soccer World Cup
2008 FIFA Futsal World Cup
2009 FIFA U-20 World Cup
2009 FIFA U-17 World Cup
2009 FIFA Beach Soccer World Cup
2009 FIFA Confederations Cup (South Africa)
2010 FIFA U-17 Women's World Cup
2010 FIFA Beach Soccer World Cup
2010 FIFA U-20 Women's World Cup
2010 FIFA World Cup (South Africa)
2011 FIFA Women's World Cup
2011 FIFA U-20 World Cup
2011 FIFA U-17 World Cup
2011 FIFA Beach Soccer World Cup
2012 FIFA U-17 Women's World Cup
2012 FIFA U-20 Women's World Cup
2012 FIFA Beach Soccer World Cup

2012 FIFA Futsal World Cup
2013 FIFA U-20 World Cup
2013 FIFA U-17 World Cup
2013 FIFA Beach Soccer World Cup
2013 FIFA Confederations Cup
2014 FIFA U-17 Women's World Cup.
2014 FIFA U-20 Women's World Cup
2014 FIFA World Cup

About JumpTV

Live Television From Around the World -- online, anytime, anywhere.

JumpTV (AIM, TSX: JTV) is the world's leading distributor of live Internet television. With over 290 TV channels from 75+ countries, JumpTV delivers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe to computers, Internet-enabled TV sets, IP set-top-boxes and cell phones with browser access.

About TLN Television (Telelatino)

TLN Television offers a variety of domestic and international programming in Italian, Spanish and English. TLN can be seen by up to 10 million Canadians on cable and satellite from coast to coast. TLN is majority owned by Corus Entertainment, a leading Canadian media company. Other shareholders of TLN include prominent members of the Italian Canadian business community.

Forward-looking statement

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may", "will", "should", "could", "anticipate", "believe", "plan", "estimate", "potential", "expect", "intent" and similar expressions to the extent they relate to the Company or its managements. These statements reflect the Company's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in the Company's prospectus (admission document) dated August 1, 2006 and the matters discussed under "Risk Factors" contained in the Company's final short form prospectus dated February 19, 2007. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

# # #

For further information, please contact:

JumpTV PR / IR:
North America
Lewis Goldberg
KCSA Worldwide
Tel: +1-212-896-1216
Email: lgoldberg@kcsa.com

NOMAD:
Canaccord Adams
Chris Bowman
Tel: +44 (0) 20 7050 6500
Email: Chris.Bowman@CanaccordAdams.com

TLN Television
Agatha Pezzi
Director of Communications
Tel: 416.744.5659
Fax: 416.744.0966
Email: agathap@tlntv.com

Directorate Additions

JumpTV Inc. ("JumpTV" or the "Company")

TORONTO--(MARKET WIRE)--Jul 6, 2007 -- The Company (AIM: JTV) (Toronto:JTV.TO - News) is pleased to announce that, on May 15,2007, Gary Slaight and Jordan Banks joined the Board of JumpTV Inc.

Mr. Slaight is President and Chief Executive Officer of Standard Broadcasting Corporation Limited, the largest privately owned multi-media company in Canada. Mr. Slaight is also the Chairman of the Board of Directors of Sirius Radio Canada Inc. Mr. Slaight was named Broadcast Executive of the Year in 1992, 1993, 1996 and 1998 at the Annual Music Industry Awards by Canadian Music Week. In 2004, he received the Award for Outstanding Community Service by an Individual Broadcaster from the Canadian Association of Broadcasters. In March 2005, he was inducted into the Canadian Music Industry Hall of Fame.

Mr. Banks is the Managing Director of eBay Canada. In this role, he is the senior-level executive responsible for the ongoing development of eBay Canada including operations, strategy and marketing. Prior to his appointment as Managing Director, Mr. Banks was the head of business and strategic development for eBay's Canadian operations. Prior to joining eBay Canada, Mr. Banks managed the Licensing and International Business group at the National Hockey League Players' Association where he was responsible for supervising and managing global retail product licensees, negotiating license and international event agreements, as well as identifying and pursuing new areas of business for the organization.

Commenting on the new Board directors, chairman and chief executive officer of JumpTV, G. Scott Paterson said, "We are thrilled to welcome Gary and Jordan to our Board. Both bring with them a wealth of experience and expertise in our industry. We are confident that their contribution as Board members will be invaluable to JumpTV as we continue to execute on our strategic objectives."

Save as set out in the Appendix, there are no further details in relation to the above appointments which require disclosure under paragraph (g) of Schedule 2 to the AIM Rules. Full details of the above are also disclosed on the website www.sedi.com.

The Company also announces that its registered office is now 463 King Street West, 3rd Floor, Toronto, ON, M5V 1K4.

About JumpTV

Live Television From Around the World -- online, anytime, anywhere.

JumpTV (AIM: JTV) (Toronto:JTV.TO - News) is the world's leading distributor of live Internet television. With over 290 TV channels from 75+ countries, JumpTV delivers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe to computers, Internet-enabled TV sets, IP set-top-boxes and cell phones with browser access.

Forward-looking statement

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may," "will," "should," "could," "anticipate," "believe," "plan," "estimate," "potential," "expect," "intent" and similar expressions to the extent they relate to the Company or its managements. These statements reflect the Company's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in the Company's prospectus (admission document) dated August 1, 2006 and the matters discussed under "Risk Factors" contained in the Company's final short form prospectus dated February 19, 2007. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

Appendix

Information provided in accordance with paragraph g of Schedule 2 to the AIM rules:

(i) the director's full name and age together with any previous names;

Gary Slaight, Age 56, none

(ii) the names of all companies and partnerships of which the director has been a director or partner at any time in the previous five years, indicating whether or not the director is still a director or partner;

Name of Company
Sirius Radio Canada (Director)
Canadian Music Council (Director)
Sick Children's Hospital Foundation (Director)
Gilda's Club (Director)
Toronto's Walk of Fame (Director)
Moontaxi and Maplemusic (Director)
(i) the director's full name and age together with any previous names;
Jordan Robert Banks, Age 39, none

(ii) the names of all companies and partnerships of which the director has been a director or partner at any time in the previous five years, indicating whether or not the director is still a director or partner;
none

Contact:

For further information, please contact:
Canaccord Adams Limited:
Nominated Adviser
Chris Bowman
Andrew Chubb
+44 20 7050 6500

JumpTV PR / IR N. America:
Lewis Goldberg
KCSA Worldwide
Tel: +1-212-896-1216

JumpTV Achieves New Viewer Milestone

Daily Minutes Viewed on Free Service Surpasses Daily Minutes Viewed on Subscription Service for the First Time

Instant Chat Usage Hits Over 45,000 Messages per Day

TORONTO--(MARKET WIRE)--Jul 10, 2007 -- JumpTV Inc. (AIM: JTV) (Toronto:JTV.TO - News), the world's leading broadcaster of ethnic television over the Internet, announced that total minutes viewed on its free television service (available on www.JumpTV.com and on other sites through its "Jumper" video players) have surpassed the total number of minutes viewed by JumpTV's paying subscribers globally, marking an important milestone in the Company's transition to a multi-stream revenue model.

The Company reports that earlier this week minutes viewed on channels offered on a free-to-consumer basis, total minutes viewed, impressions, chat messages and chat sessions have all recorded the highest numbers to date. The Company compared numbers from May 23, 2007, the day before the company's free-to-consumer (FTC) launch in the U.S. of approximately 60 of its 290 channels (as of July 8th, approximately 110 channels are now offered for free in the U.S.), June 15, 2007 (mid-point date) and July 8, 2007, which marked the first time total minutes viewed on free channels surpassed total minutes as part of subscriptions globally.

With respect to instant chat, the Company plans to continue to enhance its chat product including the addition of nicknames and aliases which will be included in the "JumpTV 3.5" product release slated for early August.

G. Scott Paterson, chairman and chief executive officer of JumpTV, stated, "We are excited by the viewership and traffic trends resulting from our free-to-consumer launch in the U.S. We believe that JumpTV has content that affords a unique emotional connection for both viewers and advertisers."

"We are now putting in place an advertising sales team to capitalize on the growing traffic and viewership we are generating, while transitioning additional quality content to the FTC model in the United States," added Kaleil Isaza Tuzman, president and chief operating officer of JumpTV.

The statistics noted below only include minutes viewed and delivered from JumpTV's own servers (through www.JumpTV.com and the Company's deployed "Jumper" video players), and do not include any minutes viewed on AOL Video or Terra's network of Latin American websites.

	Milestone Date 8-Jul-07	Mid-Date 15-Jun-07	Day Before FTC Launch 23-May-07
Free channels minutes viewed	1,390,397	346,785	n/a
Subscription channels minutes viewed	1,342,489	1,449,365	1,813,732
Total minutes viewed	2,732,886	1,796,150	1,813,732
Free-to-consumer impressions	2,406,254	211,904	n/a
Chat messages	48,203	18,891	n/a
Chat sessions	3,217	1,681	n/a

About JumpTV
Live Television From Around the World -- online, anytime, anywhere.
JumpTV (AIM: JTV) (Toronto:JTV.TO - News) is the world's leading distributor of live Internet television. With over 290 TV channels from 75+ countries, JumpTV delivers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe to computers, Internet-enabled TV sets, IP set-top-boxes and cell phones with browser access.
Forward-Looking Statements

This news release contains forward-looking statements that involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and readers should not place undue reliance on the forward looking statements. These forward looking statements are made as of the date of this news release, and the Company assumes no obligation to update or revise them to reflect new events or circumstances. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance and achievements that may be expressed or implied by such forward looking statements, including: general economic and market segment conditions, competitor activity, product capability and acceptance, international risk and currency exchange rates and technology changes. More detailed assessment of the risks that could cause actual results to materially differ from current expectations is contained in the "Risk Assessment" section included in the Company's MD&A in respect of the year ended December 31, 2006 posted on www.sedar.com.

Contact:

JUMPTV PR / IR Contact:
Lewis Goldberg
KCSA Worldwide
+1-212-896-1216

JumpTV Issues Stock in Exchange for Advertising on Telelatino in Canada

TORONTO--(MARKET WIRE)--Jun 27, 2007 -- JumpTV (AIM: JTV) (Toronto:JTV.TO - News) announced today that it had agreed to a media buy on the Telelatino television network totaling one million Canadian dollars, to be used between 2007 and 2010, which will be paid through an issuance of 197,628 shares of common stock in JumpTV subject to TSX approval. Application will be made for the admission of the new shares to AIM in due course.

Telelatino, Canada's Latino Superstation, offers a variety of domestic and international programming in Italian, Spanish and English and can be seen by up to 10 million Canadians on cable and satellite from coast to coast.

JumpTV plans to launch an ethnic media campaign on the Telelatino network to promote the availability of all of its approximately 90 Latin American, Spanish and Portuguese-language TV channels as well as its growing library of video-on-demand content and pay-per-view sporting events -- including the Euro2008 Qualifying matches and the recently announced FIFA championship tournaments to be offered in Spanish, Portuguese and Italian throughout Canada.

G Scott Paterson, Chairman and CEO of JumpTV, said, "JumpTV and Telelatino share in a commitment to serve high-quality content to first and second generation immigrants.

"Telelatino is the premier television network for Latinos living in Canada so partnering with them to reach the over 2 million Spanish, Portuguese and Italian-speaking Canadians makes eminent sense."

About JumpTV

Live Television From Around the World -- online, anytime, anywhere.

JumpTV (AIM: JTV) (Toronto:JTV.TO - News) is the world's leading distributor of live Internet television. With over 290 TV channels from 75+ countries, JumpTV delivers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe to computers, Internet-enabled TV sets, IP set-top-boxes and cell phones with browser access.

About TLN Television (Telelatino)

TLN Television offers a variety of domestic and international programming in Italian, Spanish and English. TLN can be seen by up to 10 million Canadians on cable and satellite from coast to coast. TLN is majority owned by Corus Entertainment, a leading Canadian media company. Other shareholders of TLN include prominent members of the Italian Canadian business community.

Forward-Looking Statements

This news release contains forward-looking statements that involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. These forward-looking statements are made as of the date of this news release, and the Company assumes no obligation to update or revise them to reflect new events or circumstances. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance and achievements that may be expressed or implied by such forward-looking statements, including: general economic and market segment conditions, competitor activity, product capability and acceptance, international risk and currency exchange rates and technology changes. More detailed assessment of the risks that could cause actual results to materially differ from current expectations is contained in the "Risk Assessment" section included in the Company's MD&A in respect of the year ended December 31, 2006 posted on www.sedar.com.

Contact:

For further information, please contact:
JumpTV PR / IR:
North America
Lewis Goldberg
KCSA Worldwide
Tel: +1-212-896-1216
Email: Email Contact

NOMAD:
Canaccord Adams
Chris Bowman
Tel: +44 (0) 20 7050 6500
Email: Email Contact

TLN Television
Agatha Pezzi
Director of Communications
Tel: 416.744.5659
Fax: 416.744.0966
Email: Email Contact

JumpTV Boosts Management Team With Internet Advertising Executives

Online TV Broadcaster Hires New Head of Marketing and Head of Ad Sales Operations

TORONTO--(MARKET WIRE)--Jul 16, 2007 -- JumpTV (AIM: JTV) (Toronto:JTV.TO - News), the leading broadcaster of ethnic television over the Internet, has broadened its management team by hiring Michael Haffner as its new head of marketing and Ben Barokas as its new head of ad sales operations.

Mr. Haffner's career path spans traditional and online media, branding and direct response advertising, as well as business development and general management. Most recently Mr. Haffner led business development at Lavalife, one of North America's top personals sites. During the last 8 years at Lavalife, Mr. Haffner served in a variety of senior management capacities including vice president of web and mobile businesses, vice president of corporate development and vice president of business development and ad sales. In these roles, Mr. Haffner was responsible for revenue, international expansion and online traffic generation.

Prior to joining Lavalife Mr. Haffner was with BBDO Advertising Canada where he served as the head of interactive media planning, creating a team dedicated to developing online media campaigns for many BBDO clients including The Globe & Mail Interactive, Bell, Chrysler and Lavalife. Previously at BBDO he also developed innovative guerilla campaigns for brands such as Molson Breweries, Miller Brewing USA, Snickers, M&Ms as well as Sony Consumer Electronics.

As head of marketing at JumpTV, Mr. Haffner will be responsible for expanding viewership and ad impressions as well as subscriber acquisition and bulk sales.

Michael Haffner, new head of marketing for JumpTV stated, "JumpTV appeals to everyone who wants to maintain a connection with the place they call 'home'. We offer a fantastic opportunity for content providers, online media platforms and advertisers to emotionally connect with these viewers in a highly-targeted fashion. I look forward to developing a variety of marketing initiatives to support both our subscriber and ad-supported, free-to-consumer business models."

Mr. Barokas most recently served as the director of product and innovation at The Fifth Network (TFN), leading the development efforts of TFN's proprietary video player, advertising products and scheduling platform. Prior to TFN, Mr. Barokas was the senior manager of advertising product development at AOL, where he devised and oversaw the implementation and launch of the AOL video advertising platform.

Mr. Barokas also serves on the Interactive Advertising Bureau's (IAB) Broadband Committee and helped to steer the committee's discussions in the establishment of the Broadband Video Measurement Guidelines.

As head of ad sales operations at JumpTV, Mr. Barokas will oversee the execution of revenue generating, advertising and partnership campaigns, develop innovative ways to monetize JumpTV's content and manage the sales operations infrastructure including sales strategy, collateral materials and site positioning.

Ben Barokas, new head of ad sales operations for JumpTV commented, "I believe at JumpTV we are poised to build a significant global advertising business given the breadth and depth of our ethnic content, the unique value proposition to advertisers and the continually expanding market for online video."

Kaleil Isaza Tuzman, president and chief operating officer added, "In keeping with our introduction of a free-to-consumer, ad-supported business model in the United States, we have sought out executive talent with a track record of building online revenue in a high-growth, rich media environment."

Isaza Tuzman continued, "Michael's previous leadership of an online consumer model based on integrated marketing partnerships, combined with Ben's vision and experience in building innovative video advertising platforms, was exactly what we were looking for. We are excited to welcome them to the team."

The Company used The Barlow Group, an executive search firm based in Norwalk, CT, for the hiring of Michael Haffner.

About JumpTV

Live Television From Around the World -- online, anytime, anywhere.

JumpTV (AIM: JTV) (Toronto:JTV.TO - News) is the world's leading distributor of live Internet television. With over 290 TV channels from 75+ countries, JumpTV delivers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe to computers, Internet-enabled TV sets, IP set-top-boxes and cell phones with browser access.

Forward-Looking Statements

This news release contains forward-looking statements that involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. These forward-looking statements are made as of the date of this news release, and the Company assumes no obligation to update or revise them to reflect new events or circumstances. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance and achievements that may be expressed or implied by such forward-looking statements, including: general economic and market segment conditions, competitor activity, product capability and acceptance, international risk and currency exchange rates and technology changes. More detailed assessment of the risks that could cause actual results to materially differ from current expectations is contained in the "Risk Assessment" section included in the Company's MD&A in respect of the year ended December 31, 2006 posted on www.sedar.com.

Contact:

For further information, please contact:

JumpTV PR / IR:

North America
Lewis Goldberg
KCSA Worldwide
Tel: +1-212-896-1216

JumpTV Announces US$60.25 Million Acquisition of Broadband Network Business Unit of XOS Technologies

Leading Internet Broadcaster Expects Material Synergies While Reaching Beyond Ethnic Programming to Dramatically Expand Sports Offering

More than 150 U.S. College, University and Other Sporting Properties Including Athletics Departments from the SEC, Big 12 and Big 10 conferences – 24,000 Subscribers on Network

Toronto, Canada, July 17, 2007 – JumpTV Inc. (AIM: JTV; TSX: JTV), the world's leading broadcaster of live television over the Internet, announced that it has entered into a definitive agreement to acquire the Broadband Network business unit of XOS Technologies Inc., based in Sanford, Florida, through an asset purchase agreement for US$60.25 million in cash and 3 million retention warrants for employees

The Broadband Network business unit of XOS is one of the largest online global sports networks streaming thousands of NCAA games including football, men's and women's basketball, volleyball, baseball and track & field events. The Broadband Network business unit currently has more than 150 official and exclusive broadband relationships with U.S. colleges, universities, conferences and professional sports teams including programs within the SEC, Big 12 and Big 10 conferences, to name a few.

XOS Broadband Network designs and powers multiplatform broadband environments which include branded broadband video channels for its sports partners. Each broadband video channel provides exclusive live and on-demand video streaming for games and event content. In addition, the Broadband Network includes its proprietary "One Fan Profile" capability that includes the XOS Total Ticketing platform, event registration services and e-commerce solutions. Like JumpTV, the XOS Broadband Network typically has long-term exclusive agreements with its content partners and shares revenue generated by customers and advertising.

"The acquisition stays true to JumpTV's focus on IPTV for displaced communities interested in unique, hard-to-find and high-affinity content –whether for ethnic immigrants or sports fans living far away from local television markets," commented G. Scott Paterson, chairman and chief executive officer of JumpTV.

"Sports programming on JumpTV is consistently amongst our most watched content. Adding the expertise of the XOS Network will accelerate our ability to obtain rights to important international sporting properties," Paterson continued.

The Broadband Network business unit of XOS has developed and maintains official websites for collegiate and professional sports teams and leagues that engage sports fans across various mediums – including live video streams and video-on-demand content, social networking communities, ticketing, donor management and other high-value offerings. Under the terms of the acquisition, JumpTV will continue to maintain these websites.

After the acquisition, JumpTV's ethnic programming business will be grouped in a newly named "JumpTV International" division with key sporting assets like JumpTV's www.SportsYa.com website and properties such as FIFA championship soccer tournaments in Canada, Euro2008 Qualifying matches, Egyptian Football Federation and Israeli Football League transferring to the JumpTV*Sports* division.

Nada Usina, the current president of the Broadband Network Division of XOS, will continue in her position and will join the executive team of JumpTV. Nada Usina has more than a decade of experience in the sports, entertainment, media and technology industries. Prior to joining XOS, Usina served as the president of Nokia Canada and as director of entertainment business development and sales programs at Yahoo!

The Broadband Network business unit of XOS generated on an unaudited basis US$2.45 million of revenue in the 5 months ending May 30th, 2007 and an operating loss of US$3.17 million during the same period. Unaudited revenue and loss for calendar 2006 was US$4,258,000 and US$6,797,000 respectively.

Given the current growth dynamics of the XOS Network business unit and the upcoming Fall collegiate sports seasons, the Company believes that the financial results in the latter half of the year will exceed the first half.

The Broadband Network business unit of XOS currently reports approximately 24,000 paid subscribers to its exclusive video content offerings and 4.9 million unique visitors in March 2007, as reported by Neilson Ratings.

Usina commented on the purchase by JumpTV stating, "Both JumpTV and XOS are recognized as leaders in the global new media industry and together we can make an even greater impact for clients, employees and others involved. By aligning with JumpTV, XOS Network will reap multiple benefits such as the expansion of our innovative vision and continued development of our exclusive One-Fan Profile offering – all to the advantage of our valued partners."

Usina added, "We believe there is a very large international audience for our content – both generally speaking and specifically for the expat American community living overseas. JumpTV's experience in targeting international audiences and their distribution partnerships with companies such as AOL, Terra Networks and Orascom represent an immediate opportunity for us to expand our audience and for advertisers to specifically target active and deeply engaged Internet users."

Usina concluded, "In addition, one of the many exciting components of this acquisition is the value that JumpTV's proprietary content delivery network (CDN) will have for us. Amongst our largest cost centers is the price of bandwidth and delivery – by leveraging the JumpTV CDN we will significantly bring those costs down and increase our profitability."

In 2006 the XOS Network streamed more than 7,000 different live sporting events and currently averages more than 1,500 live streamed events per month. The Company anticipates streaming more than 14,000 events in 2007. The sports that had the largest following in 2006 included:

§ Basketball with over 3,000 games
§ Football with over 1,200,
§ Baseball with over 1,000,
§ Volleyball with over 500,
§ Soccer with over 300

The Company believes the business development and product-related synergies inherent in this combination will allow the combined venture to gain traction in the North American and International professional sports marketplace.

Kaleil Isaza Tuzman, president and chief operating officer of JumpTV stated, "The combined entity will continue to leverage a hybrid subscription and ad-supported business model with an emphasis on partner-based distribution."

"We expect to enhance revenues of both JumpTV*International* and JumpTV*Sports* through shared business development, merchandising and portal partnerships, while achieving cost synergies in areas such as content delivery, product development and administration."

"This is a watershed moment in the development of JumpTV," continued Isaza Tuzman, "dramatically expanding our exclusive content and underscoring our position as the leading broadcaster of live online television—with the most blue-chip, live video advertising inventory available on the Internet."

G. Scott Paterson continued, "By streaming SEC football, ACC basketball or PAC-10 Volleyball, advertisers can leverage some of the most highly valued sports programming in the world. The acquisition of the XOS Broadband Network business unit makes JumpTV one of the world's foremost distributors of professionally-produced entertainment and sports content over the Internet. In purchasing the XOS Broadband Network, we broaden the reach and scope of JumpTV while leveraging our existing platform and business model."

This transaction is expected to close in August after receipt of applicable US anti-trust approvals. The retention warrants carry a five-year term for exercise, with a strike price equal to the weighted average of the closing price of JumpTV stock over the five days prior to closing of the transaction and are subject to TSX approval.
JumpTV had approximately US$127 million in cash as of June 30th, 2007. The Company had approximately 34,148 subscriptions and 29,968 subscribers as of June 30th, 2007, a less than 1% decline from reported levels for each on March 31st, 2007-- materially better than the Company expected given the launch of 60 (now 110) channels free-to-consumer in the United States as of May 24th, 2007.

About JumpTV

Live Television From Around the World – online, anytime, anywhere.

JumpTV (AIM, TSX: JTV) is the world's leading distributor of live Internet television. With over 290 TV channels from 75+ countries, JumpTV delivers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe to computers, Internet-enabled TV sets, IP set-top-boxes and cell phones with browser access.

www.jumptv.com

Forward-looking statement

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may," "will," "should," "could," "anticipate," "believe," "plan," "estimate," "potential," "expect," "intent" and similar expressions to the extent they relate to JumpTV or its managements. These statements reflect JumpTV's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in JumpTV's prospectus (admission document) dated August 1, 2006 and the matters discussed under "Risk Factors" contained in JumpTV's final short form prospectus dated February 19, 2007. These forward-looking statements are made as of the date hereof, and JumpTV assumes no obligation to update or revise them to reflect new events or circumstances.

###

JUMPTV PR / IR Contacts
North America:
Lewis Goldberg
KCSA Worldwide
+1-212-896-1216
lgoldberg@kcsa.com

Scott Paterson
Chairman & CEO
JumpTV Inc.
T: +1 416.368.6464
F: +1 416.849.3701
paterson@jumptv.com

JumpTV to Acquire Cycling.tv, the #1 Dedicated Broadcaster of Cycling Events Over the Internet

Leading Internet Broadcaster Expands Global Sports Offering by Adding Top-Tier Professional Cycling Races on a Live and VoD Basis

Toronto, Canada - Aug 9, 2007 -- JumpTV Inc. ("JumpTV") (AIM: JTV) (Toronto:JTV.TO - News), the world's leading broadcaster of live television over the Internet, announced that it has agreed to acquire Cycling TV Ltd ("Cycling.tv" or the "Company") (www.cycling.tv), based in London, England, for a total of £2.44 million (approx US$4.95 million), which includes £1.09 million (approx US$2.21 million) in cash payable on closing, and £1.34 million (approx US$2.74 million) in common stock, which will be issued on 28 September 2007. Application to the AIM Market of the London Stock Exchange will be made in due course. The transaction is expected to close this week.

The agreement also includes performance shares equal to £3.35 million (approx US$6.79 million) that may be earned based on pre-determined revenue targets. To earn all of the performance shares, revenue for the 24 month period ended July 31, 2009 would need to exceed £5.43 million (approx US$10.99 million).

The JumpTV share price used to calculate the number of shares to be issued in connection with this acquisition will be equal to the average closing price of the JumpTV common stock on the Toronto Stock Exchange in 2007 on each of June 29, July 31, August 31, and September 28.

Cycling.tv currently holds the internet broadcast rights to top-tier international cycling races including Vuelta a España (one of the three European "Grand Tour" races), Paris Roubaix, Tour de Suisse, Criterium Dauphine du Libere and the Amstel Gold Race. Like JumpTV, Cycling.tv typically has long-term exclusive Internet broadcast agreements with its rights owners. .

In 2007, Cycling.tv will broadcast all of the major cycling races worldwide live other than the Tour de France. Cycling.tv viewers do, however, have access to 3-minute highlights of each Tour de France day's racing, on a video-on-demand basis, in addition to an unprecedented amount of exclusive, behind-the-scenes reports and extra features which the Company produced in association with Tour de France organizers, ASO.

Cycling.tv has an audience of Pro Cycling fans all over the world with its largest markets being North America and Western Europe. In June 2007, the Company reported viewers in 139 countries.

In 2006, Cycling.tv streamed more than 130 live racing days of cycling and currently averages more than 12 live streamed race days per month. The Company anticipates streaming more than 140 live race days in 2007.

Cycling.tv is the leading online video network offering dedicated cycling content to the global cycling audience. Cycling.tv currently has approximately 18,000 paying subscribers who pay, on average, an annual fee of approximately £19. On an average monthly basis over the past 12 months, Cycling.tv had approximately 130,000 unique visitors, over 200,000 live and video-on-demand stream views and approximately 10 million live and video-on-demand minutes viewed across the Cycling.tv platform and all other video distribution platforms. Like JumpTV, Cycling.tv has a targeted audience for advertisers and high engagement with average user viewing sessions of 43 minutes.

The Company currently offers a mixture of live and archived cycling races/events and related value-added content on a subscription, pay-per-view basis and free-to-consumer, ad-supported basis. All of the content offered through Cycling.tv is made available for free at lower-quality data rates while subscriptions are available to higher-quality streams.

There are currently four subscription packages available to users of Cycling.tv including the Premium Channel, Versus Channel, Vuelta a España Channel and the UCI Channel. The Premium Channel subscription is the most popular and includes access to the cycling calendar's top live action including the "Spring Classics," plus full access to the full Premium video archive. A Versus subscription allows North American users full access to the Giro D'Italia (the world's second largest cycling event) live, plus other top Italian cycling on a video-on-demand basis. The Vuelta a España subscription includes full access to the live and on-demand event, and finally, the UCI Channel subscription offers access the World Championships in all of the disciplines including road, track, cyclo-cross and mountain biking.

G Scott Paterson, chairman and CEO of JumpTV, said: "This acquisition is in line with our pursuit of exclusive, hard-to-find and high-affinity Internet video content. Cycling is a global sport with a large and passionate international following. Moreover, we are confident that, as part of JumpTV, the world's top cycling races will be able to afford their worldwide fans the best in an online experience."

Kaleil Isaza Tuzman, president and COO of JumpTV, continued, "As we have continually stated, sports programming on JumpTV drives viewership and we will continue to aggressively pursue the internet broadcasting rights to important international sporting properties. These properties also hold appeal for our distribution partners around the world -- be they ISPs, Internet portals, mobile carriers or IPTV set-top-box providers."

JumpTV will continue to maintain the Cycling.tv website and Simon Brydon, the current chief executive officer of Cycling.tv, will continue in his position managing the asset. Cycling.tv will become part of the JumpTVSports division along with the to-be-acquired XOS Broadband Network, the acquisition of which is expected to close later this month. JumpTV's Hispanic sports portal, www.SportsYa.com, and exclusive properties such as FIFA championship soccer tournaments in Canada, Euro2008 Qualifying matches, the

Egyptian Football Federation and the Israeli Football League will also form part of JumpTVSports.

Brydon commented on the agreement with JumpTV, "We are delighted that Cycling.tv has found a perfect home at JumpTV. By becoming a part of the JumpTV team, we are instantly able to leverage our existing roster of top-tier cycling events and industry know-how with JumpTV's proprietary content delivery network, its 'Jumper' API media player and global distribution partnerships -- factors which we believe will add experiential value to our viewers, expand our overall viewership and add to the value proposition for our advertisers."

Brydon continued, "To date Cycling.tv has focused on the sport of professional bike racing and while this will always be core to the Company, this also gives us an opportunity to develop our leisure cycling and recreational biking content which we believe will widen our appeal even further."

Cycling.tv generated, on an unaudited basis, £229,860 (approx US$465,397) of revenue in the 5 months ending May 31, 2007 and an operating loss of £167,411 (approx US$338,957) during the same period. Unaudited revenue and operating loss for calendar 2006 was £376,795 (approx US$762,897) and £536,383 (approx US$1,086,015) respectively compared to £77,580 (approx US$157,076) and £79,494 (approx US$160,952) for the calendar year 2005.

Pro forma of the closing of the acquisitions of Cycling TV and the XOS Broadband Network (expected to be prior to the end of August 2007) there are, as of today's date, approximately 72,000 paying monthly/annual subscribers on JumpTV.

About JumpTV

Live Television From Around the World -- online, anytime, anywhere.

JumpTV (AIM: JTV) (Toronto:JTV.TO - News) is the world's leading distributor of live Internet television. With over 290 TV channels from 75+ countries, JumpTV delivers full-screen news, sports and entertainment content on a real-time basis from all corners of the globe to computers, Internet-enabled TV sets, IP set-top-boxes and cell phones with browser access.

www.jumptv.com

Forward-looking statement

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may," "will," "should," "could," "anticipate," "believe," "plan," "estimate," "potential," "expect," "intent" and similar expressions to the extent they relate to JumpTV or its managements. These statements reflect JumpTV's current expectations and are based on information currently available to management. These

forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in JumpTV's prospectus (admission document) dated August 1, 2006 and the matters discussed under "Risk Factors" contained in JumpTV's final short form prospectus dated February 19, 2007. These forward-looking statements are made as of the date hereof, and JumpTV assumes no obligation to update or revise them to reflect new events or circumstances.

JUMPTV PR / IR Contacts:
North America:
Lewis Goldberg
KCSA Worldwide
+1-212-896-1216
Email Contact

NOMAD:
Chris Bowman
Canaccord Adams
Email Contact

JumpTV Increases Revenue 17%, Reduces Loss in Q2 2007 vs Q1 2007

TORONTO - Aug 10, 2007 -- JumpTV Inc. ("JumpTV" or the "Company") (AIM: JTV) (Toronto:JTV.TO - News) a leader in broadcasting international television and sports over the Internet, today announced quarterly results and selected financial metrics for the quarter ended June 30, 2007.

For the quarter ended June 30, 2007 revenue was US$1,175,924, an increase of 175% from US$426,998 in the same period a year ago. Sequentially, revenue increased 17% from US$1,003,146 in the first quarter 2007. Of the US$1.175 million in revenue approximately US$120,000 was advertising/syndication-related revenue.

The net loss for the three months ended June 30, 2007 was US$6,514,301 or US$0.13 per basic and diluted share, a 1% increase compared to US$6,449,005 or US$0.31 per basic and diluted share for the same period a year ago. Quarter over quarter net loss decreased by 8% from US$7,085,166 or US$0.18 per basic and diluted share in the quarter ended March 31, 2007.

The net loss during the quarter included approximately US$1.26 million of M&A and severance related expenses.

As of June 30, 2007 JumpTV had 302 channel partnerships compared to 204 channels as of June 30, 2006 and 280 channels as of March 31, 2007.

Subscriptions were 34,148 as at June 30, 2007 down 1% from 34,496 as at March 31, 2007 and subscribers were 29,968 as at June 30, 2007 down less than 1% from 30,062 as at March 31, 2007. The Company had expected a significantly higher reduction in subscriptions and subscribers during the period due to the free-to-consumer launch of approximately 100 of its heretofore subscription-based channels in the United States. However, the addition of new content and the growth in the Company's non-U.S. subscriber base compensated for the loss of U.S. subscribers.

Churn for the three months ended June 30, 2007 was 13.3%, up 6% from 12.5% for the three months ended March 31, 2007.

For the second quarter of 2007, JumpTV's subscriber acquisition costs (SAC) were US$33.69, a decrease of 34.9% compared to US$51.72 in the first quarter of 2007. The Company continues to test various marketing initiatives. An increased focus on search engine optimization (SEO) contributed to the decrease.

Average monthly revenue per user (ARPU) was US$11.42 in the quarter ending June 30, 2007, a less than 1% decrease from US$11.52 in the first quarter of 2007.

JumpTV chairman and chief executive officer G. Scott Paterson commented, "JumpTV is focused on our path to profitability. We believe we have put in place the strategic pieces and are focused now on execution and operations."

He added, "Our free-to-consumer launch has resulted in viewership of free channels reaching approximately 40 million minutes per month within two months of launch. We are confident that this has positioned JumpTV to obtain advertising revenues over the next several quarters."

The Company reports the following recent developments for JumpTV:

1. In late May 2007 we launched selected channels on a free-to-consumer, ad supported basis in the United States. As at June 30, 2007 we offered 108 channels free-to-consumers. During Q3 and Q4 2007 we intend to continue to add to the free offerings in the U.S. and assess the merits of offering selected content on a free-to-consumer basis in Canada and the United Kingdom (the Company's second and third largest markets).

2. Partially as a result of the free-to-consumer launch in the U.S., the Company has experienced, on average, 2.5 million viewing minutes per day, 2 million ad impressions per day while average duration of user session has remained at approximately 40 minutes.

3. We secured rights to additional cross-cultural content including channels in the Middle East, Sub-Saharan Africa and Europe, sporting properties such as the FIFA World Cup Matches in Canada and global production studios such as Arab Telemedia Services.

4. We signed and implemented distribution partnerships with AOL Video, which currently offers 108 JumpTV channels on a free-to-consumer basis in the U.S., and extended our relationship with Terra Networks to include Terra U.S., a leading Hispanic portal in the U.S., currently offering 50 JumpTV channels.

5. We launched and implemented our 'Jumper' API media player, introduced social networking features on JumpTV.com such as live chat alongside our channel feeds, built out our ad-serving infrastructure allowing us to serve video and banner ads from direct sales and third-party ad networks across the JumpTV website and deployed Jumpers on the Internet at large.

6. We further invested in and improved our global content delivery network (CDN), lighting up teleports/distribution points in Hong Kong, Singapore and Los Angeles while upgrading London and Miami hubs.

7. We filled executive roles in network operations, marketing and ad sales operations.

8. We went through a comprehensive operational review, resulting in process improvement, reduction in headcount and an approximate 30% cut in structural operating costs.

Kaleil Isaza Tuzman, president & COO of JumpTV, stated, "JumpTV has gone through a number of changes over the last quarter, launching nearly a third of our ethnic TV channels for free in the United States, introducing the first-generation 'Jumper' on distribution partners' sites and reducing our structural operating costs by approximately 30% -- which should be clearer in Q3 and Q4 results given the cost reduction process was completed at the end of Q2."

Isaza Tuzman continued, "We reduced our go-forward overhead expenses while improving network quality and making product development advances during the quarter. We are pleased that through this period of transition revenues have expanded modestly."

Subsequent to the June 30 quarter close, JumpTV announced that it had entered into a definitive agreement to acquire the Broadband Network business unit of XOS Technologies Inc., based in Sanford, Florida, through an asset purchase agreement for US$60.25 million in cash.

The Broadband Network business unit of XOS is one of the largest online global sports networks streaming thousands of NCAA games including football, men's and women's basketball, volleyball, baseball and track & field events. The Broadband Network business unit currently has more than 150 official and exclusive broadband relationships with U.S. colleges, universities, conferences and professional sports teams including programs within the SEC, Big 12 and Big 10, amongst other NCAA Division I conferences. In addition to live streaming, the XOS Broadband Network specializes in custom-brand site design and Web hosting for its partner teams and athletic departments with a technology platform that includes Internet publishing tools, streaming video and audio on demand, e-commerce solutions, online ticketing, mobile capabilities, and social networking technologies.

The Company announced yesterday that an agreement has been reached to acquire Cycling TV (Cycling.tv), an online video network offering dedicated cycling content to the global cycling audience.

Paterson commented on the recent acquisitions, "We have consistently stated that selected strategic acquisitions were part of our operating plan in order to augment relevant content, product capabilities and audience reach. The XOS Broadband Network and Cycling TV acquisitions underline our focus as a Company on hard-to-find live content, like sports and news, for out-of-market audiences."

Isaza Tuzman continued, "Now whether you are a Peruvian living in Madrid, an Ohio State grad living in Oregon, or a professional cycling fan in Singapore, JumpTV is always on for you, delivering the content you love, on any IP-enabled device."

In future quarterly financial releases, JumpTV anticipates augmenting its key performance indicators (KPIs) to better reflect its hybrid, subscription and ad-based business model. This will likely involves disclosure of quarter over quarter stream views

and minutes watched, and may result in the elimination of one or more subscription-only operating metrics.

The Company will hold a conference call to discuss Q2 results, as well as the details of its acquisition of Cycling TV today, August 10, 2007, at 9:00am EDT and 2:00pm GMT. To participate in the call, interested parties can use the following dial-in numbers: U.S. and Canada -- 800.657.1263 or International -- +1 973.633.8200; conference code -- 9123576. Callers are suggested to dial-in at least 5 minutes prior to the call.

About JumpTV

Live Television From Around the World -- online, anytime, anywhere.

JumpTV (AIM: JTV) (Toronto:JTV.TO - News) is a leading distributor of live Internet television. With over 300 TV channels from 75+ countries, JumpTV delivers full-screen sports, news and entertainment content on a real-time basis from all corners of the globe to computers, Internet-enabled TV sets, IP set-top-boxes and cell phones with browser access.

Forward Looking Statements

This news release contains forward-looking statements that involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and readers should not place undue reliance on the forward looking statements. These forward looking statements are made as of the date of this news release, and the Company assumes no obligation to update or revise them to reflect new events or circumstances. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance and achievements that may be expressed or implied by such forward looking statements, including: general economic and market segment conditions, competitor activity, product capability and acceptance, international risk and currency exchange rates and technology changes. More detailed assessment of the risks that could cause actual results to materially differ from current expectations is contained in the "Risk Assessment" section included in the Company's MD&A in respect of the year ended December 31, 2006 posted on www.sedar.com.

Key Performance Indicators and Other Measures

JumpTV is not aware of any uniform standards for calculating subscriptions, subscribers, ARPU, SAC, Churn and channels signed and we believe that JumpTV's presentation of these measures may not be calculated consistently with other companies in the same or similar business. Moreover, these measures are of operational performance and not measures of financial performance under generally accepted accounting principles. All other financial measures referenced herein have been prepared in accordance with Canadian generally accepted accounting principles.

JumpTV Inc.

CONSOLIDATED BALANCE SHEETS
[unaudited]
[Expressed in U.S. dollars]

As at	June 30, 2007 $	December 31, 2006 $
ASSETS		
Current		
Cash	127,638,918	21,936,878
Short-term investments	117,325	28,115,378
Accounts receivable	126,300	--
Other receivables	1,003,273	723,621
Prepaid expenses and deposits	1,213,844	1,178,119
Funds held in trust	14,884	--
Due from related party	6,863	--
Total current assets	130,121,407	51,953,996
Property, plant and equipment, net	3,486,958	1,269,488
Intangible assets	1,594,270	312,140
Goodwill	116,621	102,069
Other assets	729,401	161,246
Deferred direct broadcast operating costs, net	44,007	61,605
	136,092,664	53,860,544
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Accounts payable and accrued liabilities	2,490,003	3,950,284
Bank loan	--	1,287,150
Due to related party	--	14,676
Accrued license fees	192,498	106,916
Accrued professional fees	1,176,751	371,782
Accrued stock appreciation rights	449,653	1,087,760
Deferred revenue	280,604	205,314
Income taxes payable	86,750	61,800
Total current liabilities	4,676,259	7,085,682

Deferred rent	277,092	18,502
Total liabilities	4,953,351	7,104,184
Shareholders' equity		
Share capital	171,689,822	75,227,648
Contributed surplus	4,465,580	2,937,219
Accumulated other comprehensive loss	(40,355)	(32,240)
Accumulated deficit	(44,975,734)	(31,376,267)
Total shareholders' equity	131,139,313	46,756,360
	136,092,664	53,860,544

JumpTV Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS
[unaudited]
[Expressed in U.S. dollars]

	Three months ended June 30,		Six months ended June 30,	
	2007 $	2006 $	2007 $	2006 $
Revenue	1,175,924	426,988	2,179,070	777,496
Direct broadcast operating costs	(1,551,330)	(480,681)	(2,911,589)	(731,011)
	(375,406)	(53,693)	(732,519)	46,485
Other costs and expenses				
Selling, general and administrative	6,739,486	5,864,555	13,268,378	9,220,197
Stock-based compensation	793,737	561,199	1,949,839	1,327,380
Amortization of property, plant and equipment	136,707	25,918	215,883	47,851
Amortization of intangible assets	9,908	--	19,816	--
	7,679,838	6,451,672	15,453,916	10,595,428

Loss before the following:	(8,055,244)	(6,505,365)	(16,186,435)	(10,548,943)
Loss on foreign exchange	(132,117)	(16,625)	(86,303)	(8,301)
Investment income, net	1,682,560	84,985	2,698,221	156,102
Loss before income taxes	(6,504,801)	(6,437,005)	(13,574,517)	(10,401,142)
Provision for income taxes	9,500	12,000	24,950	25,000
Net loss for the period	(6,514,301)	(6,449,005)	(13,599,467)	10,426,142)
Loss per weighted average number of shares outstanding - basic and diluted	(0.13)	(0.31)	(0.31)	(0.52)
Weighted average number of shares outstanding - basic and diluted	48,531,087	21,054,579	44,326,196	19,871,859

JumpTV Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
[unaudited]
[Expressed in U.S. dollars]

	Three months ended June 30,		Six months ended June 30,	
	2007	2006	2007	2006
	$	$	$	$
OPERATING ACTIVITIES				
Net loss for the period	(6,514,301)	(6,449,005)	(13,599,467)	(10,426,142)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities				
Amortization	260,978	58,213	437,008	98,745
Unrealized gain on short-term investments	(9,062)	--	(10,062)	--

Stock based compensation, excluding change in accrued stock appreciation rights as noted below	1,484,267	561,199	2,588,752	1,327,380
Amortization of deferred direct broadcast operating costs	31,396	8,800	62,790	17,599
	(4,746,722)	(5,820,793)	(10,520,979)	(8,982,418)
Changes in operating assets and liabilities				
Accounts receivables	(126,300)	--	(126,300)	--
Other receivables	(266,041)	(196,721)	(306,093)	(211,145)
Prepaid expenses, deposits and other assets	43,957	(325,844)	329,021	(478,943)
Funds held in trust	216,191	--	(14,884)	--
Accounts payable and other accrued liabilities	(1,253,887)	1,697,951	(1,613,228)	2,208,303
Due to related parties	558	(102,535)	(21,539)	(109,898)
Accrued license fees	41,920	(3,513)	85,582	(37,795)
Accrued stock appreciation rights	(699,459)	--	(638,107)	--
Accrued professional fees	(359,896)	(68,264)	804,969	(65,675)
Deferred revenue	3,709	13,889	75,290	24,585
Income taxes payable	9,500	12,000	24,950	25,000
Deferred rent	141,056	--	258,590	--
Cash used in operating activities	(6,995,414)	(4,793,830)	(11,662,728)	(7,627,986)
INVESTING ACTIVITIES				
Redemption of short-term investments, net	--	--	28,000,000	--
Purchase of equipment	(359,904)	(445,306)	(2,439,840)	(703,721)
Acquisition, net of cash acquired of $3,308	4,202	(360,760)	(147,638)	(360,760)

Cash provided by (used in) investing activities	(355,702)	(806,066)	25,412,522	(1,064,481)
FINANCING ACTIVITIES				
Proceeds from share issuances, net	(7,973)	--	93,096,698	7,998,646
Repayment of bank loan	--	--	(1,287,150)	--
Deferred share issue costs	--	(270,875)	--	(270,875)
Redemption of Class C common share	--	--	--	(1)
Proceeds from exercise of stock options	51,634	12,500	127,898	600,046
Proceeds from exercise of warrants	14,800	--	14,800	--
Other	--	(5,317)	--	--
Cash provided by (used in) financing activities	58,461	(263,692)	91,952,246	8,327,816
Net increase (decrease) in cash during the period	(7,292,655)	(5,863,588)	105,702,040	(364,651)
Cash, beginning of period	134,931,573	10,973,989	21,936,878	5,475,052
Cash, end of period	127,638,918	5,110,401	127,638,918	5,110,401

Contact:

PR / IR CONTACT INFORMATION:
Lewis Goldberg
KCSA Worldwide
+1-212-896-1216
Email Contact

NOMAD:
Chris Bowman
Canaccord Adams
Email Contact

Tiscali Partners With JumpTV to Bring Internet Television to Millions in the UK

Partnership to Make International TV Content Available on One of the UK's Leading Portals

TORONTO and LONDON– August 28, 2007 – Tiscali UK, the broadband telecom and media company, has signed a strategic partnership agreement with JumpTV (AIM, TSX: JTV), a leader in broadcasting international television and sports over the Internet. Tiscali will broadcast JumpTV's library of live, international television on the Tiscali UK portal (www.tiscali.co.uk).
Through the partnership, JumpTV has deployed its proprietary video players--called "Jumpers"--on the Tiscali UK portal. Found within the broadband entertainment section of the site, the television content is listed by region, language and country.

JumpTV distributes content from popular TV channels in Pakistan, India, Jamaica, Bangladesh, Lebanon and more than 70 other countries around the world. Tiscali users in the UK will be able to subscribe to any of the nearly 300 individual JumpTV television channels or packages of country-/region-specific channels on a monthly subscription basis. Subscription revenues will be shared by JumpTV and Tiscali UK.

"At Tiscali, we understand how important video content is to our users, as the entertainment section is one of the most popular in our extensive portal. By partnering with JumpTV and gaining access to one of the largest libraries of global television, we have expanded our Internet television offering. This is an exciting venture and we are looking forward to working with JumpTV," said Alex Hole, head of online at Tiscali UK.

Mike JB John Baptiste, head of global distribution for JumpTV added, "Two-thirds of the UK's population increase between 2001 and 2004 was due to immigration. As the population continues to change, we strive to provide our partners with the best content for their audience."
Some of the channels available through the partnership include: Al Jazeera (Pan Arab), CVM (Jamaica), Euro D (Turkey), Hum TV (Pakistan), LBC (Lebanon), NTV (Bangladesh), TV Chile (Chile), 2M (Morocco) and WBS (Uganda).

"This partnership with Tiscali UK fits with JumpTV's strategy of partnering with the top ISPs around the world as a primary means to expand our customer reach," commented Kaleil Isaza Tuzman, president and chief operation officer of JumpTV. "We are proud to be associated with an innovative company focused on rich media and the Web 2.0 environment."

Isaza Tuzman continued, "Satellite and traditional cable TV providers have proven for years that there is a strong appetite for international television in the UK, as the country is a hub for Asians, Middle Easterners, Africans and continental Europeans. Couple these demographics with the UK's very high broadband penetration rate and you have JumpTV's second largest target market after North America."

About JumpTV
Live Television From Around the World – online, anytime, anywhere.
JumpTV (AIM, TSX: JTV) is a leading distributor of live international television and sports over the Internet. With over 300 TV channels from 75+ countries, JumpTV delivers full-screen sports, news and entertainment content on a real-time basis from all corners of the globe to computers, Internet-enabled TV sets, IP set-top-boxes and cell phones with browser access.

About Tiscali
Tiscali UK forms part of Tiscali SpA., headquartered in Cagliari, Italy. The UK company was launched in July, 2001 following the acquisitions of Liberty Surf, World Online and LineOne. Tiscali UK also acquired Tiny and Gateway ISPs and more recently the Video Networks Limited in 2006 to enable it to provide Triple Play broadband, telephone and home entertainment IPTV and Video on Demand services.Providing broadband, dialup, telephone and TV services to over 1.8 million customers of which almost 1.5 million are broadband customers, Tiscali UK is positioned within the UK market as the 3rd largest DSL broadband provider.

One of the most comprehensive sites on the web, Tiscali's portal www.tiscali.co.uk provides 23 channels and over 55,000 pages of constantly updated information, resources and entertainment content. The site receives over 6.8 million unique visitors per month, a total of 265 million page views. The site gives access to online services from shopping to sport and money to entertainment and also provides services such as legal music downloading from a catalogue of over 1 million tracks, a free Video Email service and a Members Area with exclusive content and offers. Tiscali S.p.A. (Borsa Italiana, Milan: TIS) is one of the main independent European telecommunication companies.

With one of the largest and most interconnected IP networks in the world, Tiscali is able to supply its customers, residential and business, with a full range of services: Internet access, both dial-up and ADSL, voice, VoIP, media, value added services (VAS), and other technologically advanced products. As of 30 June 2007, Tiscali had 3.3 million active customers in Italy and the UK, of which 2 million were ADSL customers and 790,000 LLU.*

*Preliminary H1 2007 figures.
Tiscali's corporate website can be found at www.tiscali.com.
Visit the Tiscali Press Centre at www.tiscali.co.uk/press

Forward-looking statement
Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may," "will," "should," "could," "anticipate," "believe," "plan," "estimate," "potential," "expect," "intent" and similar expressions to the extent they relate to JumpTV or its managements. These statements reflect JumpTV's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in JumpTV's prospectus (admission document) dated August 1, 2006 and the matters discussed under "Risk Factors" contained in JumpTV's final short form prospectus dated February 19, 2007.

These forward-looking statements are made as of the date hereof, and JumpTV assumes no obligation to update or revise them to reflect new events or circumstances.

###

JUMPTV PR / IR Contacts
UK:
Chris Bowman/Andrew Chubb
Canaccord Adams Limited
+44 207 050 6500

North America:
Lewis Goldberg
KCSA Worldwide
+1 212 896 1216
lgoldberg@kcsa.com

JumpTV Closes XOS Broadband Network Acquisition

August 31, 2007, Toronto – JumpTV Inc. (AIM, TSX: JTV) is pleased to announce that the acquisition of the Broadband Network business unit of XOS Technologies Inc. ("XOS Network"), disclosed on July 17, 2007, is closing today. The consideration for the sale was US$60.25 million in cash and up to 3 million retention warrants for employees of XOS Network.

As part of the consideration employees of XOS Network have been initially granted 1.75 million common share purchase warrants permitting the holders to buy one common share at an exercise price equal to the average closing prices of JumpTV stock on the Toronto Stock Exchange on the last trading day of each of June, July, August and September 2007, exercisable for a period of 5 years. Each warrant will vest 1/48th per month for the employees. The grant of 1.25 million of the total 1.75 million warrants is subject to shareholder approval.

# # #

About JumpTV
JumpTV (AIM, TSX: JTV) is a leading distributor of live international television and sports over the Internet. With over 300 TV channels from 75+ countries, JumpTV delivers full-screen sports, news and entertainment content on a real-time basis from all corners of the globe to computers, Internet-enabled TV sets, IP set-top-boxes and cell phones with browser access.

Forward-looking statement
Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may," "will," "should," "could," "anticipate," "believe," "plan," "estimate," "potential," "expect," "intent" and similar expressions to the extent they relate to JumpTV or its managements. These statements reflect JumpTV's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in JumpTV's prospectus (admission document) dated August 1, 2006 and the matters discussed under "Risk Factors" contained in JumpTV's final short form prospectus dated February 19, 2007. These forward-looking statements are made as of the date hereof, and JumpTV assumes no obligation to update or revise them to reflect new events or circumstances.

JumpTV Contacts:

KSCA Worldwide
Lewis Goldberg
T: 212.896.1216
lgoldberg@kcsa.com

NOMAD:
Canaccord Adams
Chris Bowman
Chris.Bowman@CanaccordAdams.com

JumpTV Expands Network With Addition of the BIG EAST Conference

ORLANDO, FL--(MARKET WIRE)--Sep 6, 2007 -- JumpTV Inc. (AIM: JTV) (Toronto:JTV.TO - News) (www.jumptv.com), a leader in broadcasting international television and sports over the Internet, today announced that it has entered into a partnership with the BIG EAST Conference to design and power the conference's new multiplatform broadband environment through its JumpTV Sports division, which encompasses the recently acquired XOS Network. The BIG EAST platform launches this week for fan access at www.BIGEAST.org.

"As JumpTV Sports paves the way for innovation and interactivity, we're pleased to welcome the BIG EAST to our ever-growing network of professional and collegiate sports sites," said Nada Usina, president, JumpTV Sports. "The BIG EAST Conference encompasses 16 schools known for both their outstanding academic reputations as well as their athletic prowess. The league's reputation, diversity and strength are sure to be a catalyst for increased attention to its new site."

Through the partnership, the JumpTV Sports broadband platform provides the BIG EAST with an official conference Web site complete with the following exclusive features:

-- A branded broadband video channel (http://www.BIGEAST.tv), which will offer annual, monthly and seasonal championship packages along with game-of-the-week football contests
-- An official photo store
-- An official mobile store including mobile alerts
-- Online auctions

"Since its formation, The BIG EAST Conference has been very creative in developing and exploiting television and technological initiatives that generate exposure for our member schools," stated BIG EAST Conference Commissioner Michael Tranghese. "This innovative approach began back in 1979 as we recognized the potential and power of cable television before anyone else, and continues today as we partner with JumpTV to proudly re-launch our official conference Web site, www.bigeast.org, and also venture into the world of broadband video with the launch of a new broadband video channel that will offer our fans the ultimate in interactivity through a seamless broadband experience. This new broadband video channel, www.bigeast.tv, again underscores our status as a cutting-edge leader within the collegiate sports realm."

The BIG EAST is the 12th conference within the JumpTV Sports network. JumpTV purchased XOS Network in August 2007 to leverage the company's expertise with interactive media, online sports advertising, consumer data-capturing (known as the One-Fan Profile), and multiplatform broadband development and implementation.

"This is a proud moment for our company," Usina said. "JumpTV has a strong global presence with content partners in more than 75 countries and subscribers in more than 100 countries worldwide. The combination of the former XOS Network and JumpTV's strengths, through the JumpTV Sports division, will allow the BIG EAST to have an interactive edge over other conferences outside the JumpTV Sports network."

About the BIG EAST Conference

The BIG EAST is the largest and most diverse Division I conference in the country. It was formed in 1979 and represents the athletic interests of 16 member institutions including the University of Cincinnati, University of Connecticut, DePaul University, Georgetown University, University of Louisville, Marquette University, University of Notre Dame, University of Pittsburgh, Providence College, Rutgers University, St. John's University, Seton Hall University, University of South Florida, Syracuse University, Villanova University and West Virginia University. The BIG EAST Conference has captured 25 national championships in six different sports and is a founding member of the Bowl Championship Series. For more information on the Conference and its membership, please visit www.BIGEAST.org.

About JumpTV

JumpTV (AIM: JTV) (Toronto:JTV.TO - News) is a leading distributor of live international television and sports over the Internet. With more than 300 television channels from 75+ countries and more than

170 partnerships with sports teams and leagues, JumpTV delivers full-screen sports, news and entertainment content on a real-time basis from all corners of the globe to computers, Internet-enabled television sets, IP set-top-boxes and cell phones with browser access. For more information, visit www.jumptv.com.

Forward-looking statements

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may", "will", "should", "could", "anticipate", "believe", "plan", "estimate", "potential", "expect", "intent" and similar expressions to the extent they relate to the Company or its managements. These statements reflect the Company's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in the Company's prospectus (admission document) dated August 1, 2006 and the matters discussed under "Risk Factors" contained in the Company's final short form prospectus dated February 19, 2007. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

Contact:
Media Contacts:

Anna Marie Neri
JumpTV Sports
407-936-2593
Email Contact

Jaime Levine
JumpTV Inc.
917-528-0949
Email Contact

Lewis Goldberg
KCSA Worldwide
+1-212-896-1216
Email Contact

UK:
Chris Bowman/Andrew Chubb
Canaccord Adams Limited
+44 207 050 6500

JUMPTV APPOINTS HEAD OF GLOBAL AD SALES

Former AOL Executive Bill Stephen to Lead Ad Sales Team and Develop Sales Strategy

TORONTO- September 11, 2007 – To further leverage the millions of hours of IPTV-based advertising inventory across its network, JumpTV Inc. (AIM, TSX: JTV), a leader in broadcasting international and sports television over the Internet, today announced the appointment of William Stephen, 58, as head of global sales for JumpTV.

Stephen will lead the JumpTV advertising sales team as they work to sell both in-stream and on-site advertisements: (a) on JumpTV's web site (www.JumpTV.com); (b) on third-party sites carrying the Company's embedded proprietary video player known as the Jumper; and (c) in conjunction with specific rebroadcast partners, such as Telefónica and AOL Video--all of which leverage the company's more than 450 ethnic television channels and global sports properties.

With more than 20 years of experience in the sales, media and advertising fields, Stephen most recently served as senior vice president for sales and strategy at LAT34.com, a sports web site funded by America Online (AOL). Prior to LAT34.com, he held several positions at AOL including vice president of sales development and vice president of personal finance.

"With Bill's extensive background building sales teams in the Web 2.0 environment, we feel that he will quickly make inroads with clients looking to leverage online television to increase brand awareness and reach a highly targeted, highly engaged audience," said Kaleil Isaza Tuzman, president and chief operating officer of JumpTV.

Isaza Tuzman continued, "Bill is a sales team leader as well as a results-driver, with a proven track record in building relationships with media planners, media buyers and brand managers, all in the context of new online business categories. As such we are confident that he is the right leader to shape and capitalize upon the JumpTV value proposition for advertisers."

In addition to his recent work with AOL, Stephen has many years of experience working in publishing--as director of strategic markets for Time Inc.'s Fortune, Fortune Small Business and Fortune.com, and holding various positions at Ziff Davis and International Magazines US.

Stephen commented, "JumpTV has a large domestic, highly engaged audience for unique sports and international content. The time spent on JumpTV.com and its partner distribution sites, more than 40 minutes per user session, makes us among the stickiest assets on the web and is of great value to ad buyers – offering both the reach and engagement they are looking for."

"IPTV and Internet video usage levels are on a steady rise, and there is a paucity of professionally-produced, high-quality inventory, which JumpTV has in spades. Whether

appealing to the U.S. basketball fan or the Brazilian soap opera junkie, JumpTV has the inventory to allow advertisers to engage with specific audiences in a meaningful way," concluded Stephen. "I am looking forward to using this superlative inventory to build the best Internet video ad sales team in the business."

Stephen will also lead sales strategy and planning in new areas of potential monetization for JumpTV, including network services.

About JumpTV

JumpTV (AIM, TSX: JTV) is a leading distributor of live international television and sports over the Internet. With more than 300 television channels from 75+ countries and more than 170 partnerships with sports teams and leagues, JumpTV delivers full-screen sports, news and entertainment content on a real-time basis from all corners of the globe to computers, Internet-enabled television sets, IP set-top-boxes and cell phones with browser access. For more information, visit www.jumptv.com.

Forward-looking statements

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may", "will", "should", "could", "anticipate", "believe", "plan", "estimate", "potential", "expect", "intent" and similar expressions to the extent they relate to the Company or its managements. These statements reflect the Company's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in the Company's prospectus (admission document) dated August 1, 2006 and the matters discussed under "Risk Factors" contained in the Company's final short form prospectus dated February 19, 2007. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances.

###

CONTACTS:

Lewis Goldberg
KCSA Worldwide
+1-212-896-1216
lgoldberg@kcsa.com

UK:
Chris Bowman/Andrew Chubb
Canaccord Adams Limited
+44 207 050 6500

JumpTV Appoints Jordan Banks CEO

TORONTO--(MARKET WIRE)--Oct 15, 2007 -- G. Scott Paterson, Chairman and CEO of JumpTV, ("JumpTV" or the "Company") (AIM: JTV) (Toronto:JTV.TO - News) is pleased to announce the appointment of Mr. Jordan Banks as Chief Executive Officer of JumpTV effective November 12, 2007. At that date Mr. Paterson will become Executive Chairman.

Additionally, the Company announces that Kaleil Isaza Tuzman, JumpTV President and COO and a member of the Board of Directors, has indicated to the Board that he will assist Mr. Banks in a transition of operating responsibilities through January 8th, 2008, after which time he will resign his operating duties at JumpTV to pursue other interests. Mr. Isaza Tuzman will remain on the Company's Board of Directors.

Commenting on the appointment of Mr. Banks, Mr. Paterson noted, "Jordan is one of Canada's leading Internet executives, having experienced tremendous success over the past decade leading business activities of eBay Canada and the National Hockey League Players' Association. He has added significant value as an Independent (non Executive) Director of JumpTV and our entire Board of Directors feels that his skill set, his leadership talents and his deep knowledge of the Internet ideally position him to lead JumpTV to its fullest potential."

Mr. Banks, 39, was most recently managing director of eBay Canada, the number one online shopping destination in Canada. Hired in 2000, he helped launch eBay Canada that same year and became the second employee of the Canadian office of eBay Inc. In his role as managing director at eBay Canada, he had overall management and P&L responsibility including operations, strategy and marketing. Mr. Banks is credited with building the eBay brand and eBay's community of users in Canada. Today, eBay Canada has over five million confirmed registered users who collectively purchased more than US$1 billion dollars worth of goods on eBay this past year.

Before joining eBay Canada, Mr. Banks managed the Licensing and International Business group at the National Hockey League Players' Association. In this role, he was responsible for supervising and managing global retail product licensees, negotiating license and international event agreements and identifying and pursuing new areas of global business for the organization. Mr. Banks also practiced corporate law at Goodmans LLP in Toronto.

Paterson continued, "During the past two years, Kaleil Isaza Tuzman and I worked to lay the foundation for JumpTV's growth. We, along with the Board, concluded it was time to bring in a new CEO with a track record of successfully building and running companies on a day-in and day-out basis. Jordan's obvious past success made him the ideal candidate to help bring JumpTV to the next level. My role as Executive Chairman will be full-time and active yet I am leaving it in Jordan's capable hands to lead JumpTV into its next stage of growth and evolution."

Mr. Banks commented, "I am delighted to be joining the JumpTV team. I believe that Scott, Kaleil and the entire JumpTV family around the world have built a business that is poised for dramatic growth in revenue, profitability and shareholder value. We are more committed than ever to delivering unique, high-value content and a world-class user experience to an incredibly targeted and passionate audience. Couple this with a stellar management team, and I feel very fortunate to have this opportunity."

Mr. Banks is the founder and chairman of Sportsfest, a non-profit organization focused on raising funds for Alzheimer's disease research and care. He has been a member of the Board of Directors of JumpTV since May 15, 2007 and is also a board member of the Ontario Science Centre, the Information Technology Association of Canada (ITAC), the Baycrest Centre, the Baycrest Foundation, and the Moses and Tamara Tobe Foundation, and sits on the Advisory Board of Next Pathway. Mr. Banks is also one of seven business leaders who together formed the Canadian Football League's "Commissioner's Council", dedicated to the future growth of the CFL.

Mr. Banks is also a member of the Young President's Organization (YPO) and, in May 2006, was named one of Canada's prestigious "Top 40 Under 40" honorees. In 2006, he was also named one of the four inaugural winners of the Hugo Boss "Leave a Mark Award" celebrating "men of excellence" in Canada.

Mr. Paterson commented on Mr. Isaza Tuzman, "JumpTV would not have succeeded to date had it not been for Kaleil's tireless efforts -- we are very grateful for his significant contributions in leading the business until now -- including content acquisition, product/network development, executive hiring, and budgetary discipline. He will continue to add great value to JumpTV through his role on our Board of Directors."

Mr. Isaza Tuzman said "I have thoroughly enjoyed working with the JumpTV team in building the Company to the position it is in today -- as one of the largest live-streaming broadcasters in the world -- and I look forward to continued contributions from a board perspective. Scott and I solicited Jordan with the unanimous support of our Board to become the Company's CEO. I care deeply about our customers and our partners, and I am confident that Jordan's leadership will be embraced and appreciated by all our constituents."

The Company will hold a conference call to discuss the appointment today, October 15, 2007, at 4:15pm EDT. To participate in the call, interested parties can use the following dial-in numbers: U.S. and Canada - 888-693-3477 or International - +1 973-582-2710; conference code 9357492. Callers are suggested to dial-in at least 5 minutes prior to the call.

A replay of the call will also be available for 7 days using the following dial-in numbers: U.S. and Canada - 877-519-4471 or International - +1 973-341-3080; conference code 9357492.

About JumpTV

JumpTV is a leading distributor of live international television and sports over the Internet. With more than 300 television channels from 75+ countries and more than 175 partnerships with sports teams and leagues, JumpTV delivers full-screen sports, news and entertainment content on a real-time basis from all corners of the globe to computers, Internet-enabled television sets, IP set-top-boxes and cell phones with browser access. For more information, visit www.jumptv.com.

Forward-looking statement

Certain statements herein may constitute forward-looking statements, including those identified by the expressions "may," "will," "should," "could," "anticipate," "believe," "plan," "estimate," "potential," "expect," "intent" and similar expressions to the extent they relate to JumpTV or its managements. These statements reflect JumpTV's current expectations and are based on information currently available to management. These forward-looking statements are subject to a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from current expectations, including the matters discussed under "Risk Factors" contained in JumpTV's prospectus (admission document) dated August 1, 2006 and the matters discussed under "Risk Factors" contained in JumpTV's final short form prospectus dated February 19, 2007. These forward-looking statements are made as of the date hereof, and JumpTV assumes no obligation to update or revise them to reflect new events or circumstances.

Contact:

JUMPTV PR / IR Contacts
North America:
Lewis Goldberg
KCSA Worldwide
+1-212-896-1216
Email Contact

UK: Chris Bowman/Andrew Chubb
Canaccord Adams Limited
+44 207 050 6500

END